Exhibit 99.1

KongZhong Corporation Announces Shareholders’ Approval of Merger Agreement

Beijing, March 20, 2017 /PRNewswire/ -- KongZhong Corporation (NASDAQ: KZ) (“KongZhong” or the “Company”), a leading online game developer and operator in the People’s Republic of China (“PRC”), today announced that, at an extraordinary general meeting (“EGM”) held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger dated as of December 1, 2016 (the “Merger Agreement”), by and among the Company, Linkedsee Limited (“Parent”) and Wiseman International Limited (“Merger Sub”), a wholly owned subsidiary of Parent, pursuant to which, Merger Sub will be merged with and into the Company with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”).

Approximately 66.25% of the Company’s total outstanding shares voted in person or by proxy at today’s EGM. Of these ordinary shares voted in person or by proxy at the EGM, approximately 95.56% were voted in favor of the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger. The Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger, were therefore duly authorized and approved by way of special resolutions as required by, and in compliance with, the Companies Law of the Cayman Islands.

Completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with various other parties to the Merger Agreement to satisfy all other conditions precedent to the Merger set forth in the Merger Agreement and complete the Merger as quickly as possible. If and when completed, the Merger would result in the Company becoming a privately held company wholly owned by Parent, and its American depositary shares, each representing forty ordinary shares of the Company, would no longer be listed on the NASDAQ Global Select Market.

About KongZhong

KongZhong Corporation (NASDAQ: KZ), listed on Nasdaq since 2004, is a leading online game developer and operator in China. KongZhong operates three main business units, namely Internet Games, Mobile Games and WVAS. Under Internet Games, KongZhong operates the largest Chinese military gaming platform under the "WAR SAGA" brand, which includes games such as World of Tanks, World of Warplanes and World of Warships. KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes and World of Warships, Guild Wars 2, Auto Club Revolution, Blitzkrieg 3 and other titles in Mainland China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, which may include but are not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company's filings with the SEC. Forward-looking statements can be identified by terminology such as “if,” “will,” “expected” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. You should not rely upon these forward-looking statements as predictions of future events. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Investor Contact

Jay Chang

Chief Financial Officer

Tel.: (+86-10) 8857 6000

E-mail: ir@kongzhong.com

Media Contact

Li Feng

Public Relations

Tel.: (+86-10) 88576000

E-mail: lifeng3@kongzhong.com